SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 4)

                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                                    ---------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE
        Transaction Valuation*                         Amount of Filing Fee**
              $12,787,500                                        $1,176

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 750,000 shares of Common Stock, par value $.01 per share, at the tender offer price of $17.05 per share.

** .000092 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,176                                 Filing Party:  Utah Medical Products, Inc.
Form or Registration No.:  Amendment No. 2 to Schedule TO       Date Filed:  October 11, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 750,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $17.05 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which were previously filed on Amendment No. 2 to the Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 4 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, previously filed on Amendment No. 2 to the Schedule TO as Exhibit (a)(1)(A), and amended in Amendment No. 3 to the Schedule TO is hereby amended and supplemented to the extent specifically provided herein. Page numbers refer to the printed offer document mailed to all shareholders in October 2002.


4.   WITHDRAWAL RIGHTS.

first paragraph. (page 12)

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 5:00 P.M. New York City time, on Tuesday, December 10, 2002.


11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

first paragraph. (page 23)

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. However, the Company believes that there will still be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares and, based on the published guidelines of Nasdaq, continued listing of the Company's securities on Nasdaq. In the unlikely event the Offer has a going private effect as described in Rule 13e-3(a)(3), the Company will terminate the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                UTAH MEDICAL PRODUCTS, INC.



                                By:  /s/ KEVIN L. CORNWELL


                                Name: Kevin L. Cornwell

                                Title: Chairman and Chief Executive Officer


Dated: November 6, 2002